

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 19, 2011

<u>via U.S. mail and facsimile</u>

Mr. Jon-Marc Garcia
Chief Executive Officer
DMH International, Inc.
111 Ramble Lane # 105
Austin, TX 78745

> **RE:** **DMH International, Inc.**
> **Registration Statement on Form S-1, Amendment 2**
> **File No. 333-169887**
> **Filed December 27, 2010**

Dear Mr. Garcia:

We have reviewed amendment one to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed on December 27, 2010
Financial Statements
Note 3 Acquisition of Dale Mas Inc., page F-8

1. We note your response to prior comment four of our letter dated December 16, 2010. However, we note from your current disclosures that the acquisition of Dale Mas, Inc. (Dale Mas) involved entities under common control, which you continue to disclose that was accounted for as a recapitalization transaction wherein DMH International, Inc. (DMH) is considered the acquirer for accounting and financial reporting purposes. To the extent that this transaction qualified to be accounted for as a reorganization of entities under common control, please revise to disclose the nature of the common control interests in these two entities and characterize the acquisition

consistently throughout your filing as a reorganization of entities under common control. We refer you to ASC 805-50-45.

2. We note your response to prior comment five of our letter dated December 6, 2010 and reissue this comment in part. We understand that the nature of the 'cash received from acquisition' was in fact proceeds from the issuance of a note payable to Big Bear Holdings. Please confirm our understanding, and if true, reclassify this cash in-flow to be a financing activity rather than an investing activity in your statements of cash flows on pages F-4 and F-13.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Carrillo Huettel LLP
Via facsimile: (619) 399-0120